NO ACT

P.E. 01/06/2015



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


15005338

DIVISION OF
CORPORATION FINANCE

February 5, 2015

Act: 1934
Section:
Rule: 14a-8 (i)(9)
Public
Availability: 2-5-15

Andrew R. Brownstein
Wachtell, Lipton, Rosen & Katz
arbrownstein@wlrk.com

Re: ConocoPhillips
Incoming letter dated January 6, 2015

Dear Mr. Brownstein:

This is in response to your letter dated January 6, 2015 concerning the shareholder proposal submitted to ConocoPhillips by the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Board of Education Retirement System. Pursuant to rule 14a-8(j) under the Securities Exchange Act of 1934, your letter indicated ConocoPhillips' intention to exclude the proposal from ConocoPhillips' proxy materials solely under rule 14a-8(i)(9).

On January 16, 2015, Chair White directed the Division to review the rule 14a-8(i)(9) basis for exclusion. The Division subsequently announced, on January 16, 2015, that in light of this direction the Division would not express any views under rule 14a-8(i)(9) for the current proxy season. Accordingly, we express no view on whether ConocoPhillips may exclude the proposal under rule 14a-8(i)(9).

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: Michael Garland
The City of New York
Office of the Comptroller
mgarlan@comptroller.nyc.gov

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

January 6, 2015

VIA EMAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: ConocoPhillips
Shareholder Proposal Submitted by the Comptroller of the City of New York for Inclusion in the 2015 Proxy Statement of ConocoPhillips

Ladies and Gentlemen:

This letter is submitted on behalf of ConocoPhillips (the "Company"), which has received a shareholder proposal (the "Proposal") from the Comptroller of the City of New York (the "Proponent"), as the custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System, for inclusion in the proxy statement and form of proxy (the "2015 Proxy Materials") to be distributed to the Company's stockholders in connection with its 2015 annual meeting of stockholders (the "2015 Annual Meeting"). The

Company hereby notifies the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude the Proposal from its 2015 Proxy Materials for the reasons set forth below. The Company respectfully requests that the staff of the Division of Corporation Finance of the Commission (the "Staff") confirm that it will not recommend any enforcement action if the Company excludes the Proposal from its 2015 Proxy Materials.

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we have (i) filed this letter, which includes all correspondence with the Proponent regarding the Proposal and an explanation of why the Company believes that it may exclude the Proposal, with the Commission no later than 80 calendar days before the Company intends to file its definitive 2015 Proxy Materials and (ii) concurrently sent copies of this correspondence to the Proponent.

I. The Proposal

The Company received the Proposal by letter dated October 22, 2014. A copy of the letter and the Proposal, including the supporting statement, is set forth as Exhibit A to this letter. The Proposal seeks a non-binding shareholder resolution to request that the Company's Board of Directors (the "Board") amend the Company's bylaws to implement proxy access for director nominations. Under the Proposal, any stockholder or group of stockholders that collectively hold at least 3% of the Company's shares continuously for three years would be permitted to nominate candidates for election to the Board, and the Company would be required to list such nominees in the Company's proxy statement and include them on the Company's proxy card. Under the Proposal, stockholders would be permitted to nominate up to one quarter of the Company's Board. Specifically, the resolved clause of the Proposal states:

> RESOLVED: Shareholders of ConocoPhillips (the "Company") ask the board of directors (the "Board") to adopt, and present for shareholder approval, a "proxy access" bylaw. Such a bylaw shall require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or group (the "Nominator") that meets the criteria established below. The Company shall allow shareholders to vote on such nominee on the Company's proxy card.
>
> The number of shareholder-nominated candidates appearing in proxy materials shall not exceed one quarter of the directors then serving. This bylaw, which shall supplement existing rights under Company bylaws, should provide that a Nominator must:
>
> a) have beneficially owned 3% or more of the Company's outstanding common stock continuously for at least three years before submitting the nomination;

b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission rules about (i) the nominee, including consent to being named in the proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and

c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (c) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board shall adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority to be given to multiple nominations exceeding the one-quarter limit.

We understand that the Proponent has delivered a substantially identical version of the Proposal to at least 75 companies as part of its "Boardroom Accountability Project."

II. Basis for Exclusion

The Company believes that the Proposal may properly be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proposal directly conflicts with a proposal to be submitted by the Company in the 2015 Proxy Materials.

III. The Company's Proposal

The Board has determined to submit a proposal to the Company's stockholders at the 2015 Annual Meeting with respect to proxy access for director nominations (the "Company Proposal"). Specifically, the Board intends to seek stockholder approval of a proxy access framework that would permit stockholders owning 5% or more of the Company's common stock continuously for at least three years to nominate candidates for election to the Board and require the Company to list such nominees in the Company's proxy materials. Under the Company Proposal, such stockholders would be permitted to nominate up to one fifth of the Board. If the Company's stockholders approve the Company Proposal at the 2015 Annual Meeting, the Company would then implement bylaws enabling the proxy access framework contemplated thereby.

IV. Analysis

The Proposal May Be Excluded Under Rule 14a-8(i)(9) Because It Directly Conflicts with a Proposal to Be Submitted by the Company in the 2015 Proxy Materials.

A shareholder proposal may be excluded under Rule 14a-8(i)(9) if "the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that a company's proposal need not be "identical in scope or focus for the exclusion to be available." See Exchange Act Release No. 40018, at n. 27 (May 21, 1998). Accordingly, a company may exclude a shareholder-sponsored proposal where it seeks to address a similar right or matter as is covered by a company-sponsored proposal even if the terms of the two proposals are different or conflicting (e.g., the ownership percentage threshold of the shareholder-sponsored proposal is different from the ownership percentage threshold included in the company-sponsored proposal). The Company Proposal seeks to address the same right as the Proposal (i.e., the right of the Company's stockholders to nominate candidates for the Board to be included in the Company's proxy statement). The Company Proposal provides that stockholders owning 5% or more of the Company's shares for three years (rather than 3% or more of the Company's shares for three years, as was proposed by the Proponent) could nominate up to one fifth (rather than one quarter, as proposed by the Proponent) of the candidates for election to the Board to be included in the Company's proxy statement. Because the required share ownership percentage and fraction of the Board available for stockholder nominations cannot be set at different levels, the Proponent's Proposal directly conflicts with the Company Proposal.

Recently, the Staff granted no-action relief under Rule 14a-8(i)(9) with respect to the exclusion of a shareholder-sponsored proxy access proposal on the basis that it conflicted with a company-sponsored proxy access proposal (*Whole Foods Market, Inc.* (December 1, 2014)). Specifically, Whole Foods Market, Inc. ("Whole Foods Market") represented to the Staff that its proxy materials would include a company-sponsored proposal to amend its bylaws to allow any shareholder owning 9% or more of Whole Foods Market's common stock for five years to use Whole Foods Market's proxy materials to nominate director candidates constituting up to the greater of one director or 10% of the Board, conflicting with a shareholder proposal requesting that Whole Foods Market provide shareholders holding 3% of Whole Foods Market's shares for three years the right to use its proxy materials to nominate up to 20% of its board.[1]

Furthermore, the Staff has consistently granted no-action relief under Rule 14a-8(i)(9) in other situations that we believe are analogous. For example, the Staff has granted no-

[1] We understand that subsequent to receiving no-action relief, Whole Foods Market elected to adjust the ownership threshold in its management proposal from 9% to 5%. We further understand that the shareholder proponent has requested the Commission and/or the full Staff reverse the no-action relief granted to Whole Foods Market. We believe that, irrespective of the ownership threshold requested, the no-action relief granted to Whole Foods Market is appropriate and correct, applying – in a straightforward and consistent manner – well-established principles and unequivocal precedent.

action relief under Rule 14a-8(i)(9) where a shareholder-sponsored special meeting proposal contains an ownership threshold that differs from a company-sponsored special meeting proposal, because submitting both proposals to a shareholder vote would (i) present alternative and conflicting decisions for shareholders and (ii) create the potential for inconsistent and ambiguous results. *See e.g., BorgWarner Inc.* (December 23, 2014) (shareholder proposal to adopt a 20% special meeting right conflicted with a company proposal to adopt a 25% special meeting right); *Illinois Tool Works Inc.* (December 23, 2014) (same); *Deere & Company* (October 31, 2014) (same); *United Natural Foods, Inc.* (September 10, 2014) (shareholder proposal at 15% versus company proposal at 25%); *Stericycle, Inc.* (March 7, 2014) (same); *Yahoo! Inc.* (March 6, 2014) (same); *Verisign, Inc.* (February 24, 2014) (shareholder proposal at 15% versus company proposal at 35%); *Quest Diagnostics Incorporated* (February 19, 2014) (shareholder proposal at 15% versus company proposal at 25%); *Dover Corp.* (December 5, 2013) (shareholder proposal at 10% versus company proposal at 25%); *The Walt Disney Company* (November 6, 2013) (same); *Fluor Corp.* (January 11, 2012; *recon. denied* March 30, 2012) (same); *The McGraw-Hill Cos., Inc.* (January 5, 2011; *recon. denied* January 13, 2011) (shareholder proposal at 20% versus company proposal at 25%); and *Textron, Inc.* (January 5, 2011; *recon. denied* January 12, 2011; *recon. denied* March 1, 2011) (shareholder proposal at 10% versus company proposal at 25%), among many others.

We note that the Staff has consistently granted no-action relief in the special meeting context regardless of the degree to which the company-proposed ownership threshold differed from the shareholder-proposed threshold, including recent situations like some of those cited above in which the company-proposed threshold was significantly greater than the shareholder-proposed threshold. Here, the Company Proposal differs relatively modestly from the Proponent's Proposal and has been carefully designed, taking into account feedback received from the Company's investor outreach efforts and an analysis of the Company's stockholder base, to make proxy access a reality for the ConocoPhillips stockholders on terms that the Company believes are reasonable and appropriate.

The Company believes that the present facts are directly analogous to those under which the Staff granted no-action relief to Whole Foods Market and substantially analogous to the facts in the above-described instances where no-action relief was afforded to companies based upon conflicting ownership thresholds with respect to the right to call a special meeting. The Proposal would permit stockholders that collectively hold at least 3% of the Company's shares continuously for three years to use the Company's proxy materials to nominate candidates constituting up to one quarter of the Board, while the Company Proposal will seek stockholder approval of proxy access for stockholders holding 5% of the Company's shares continuously for three years to nominate candidates constituting up to one fifth of the Board. Accordingly, the Company believes that the inclusion of each of the Proposal and the Company Proposal in the 2015 Proxy Materials would present alternative and conflicting decisions for the Company's stockholders and would create the potential for inconsistent and ambiguous results with respect to two crucial aspects of each proposal – i.e., the ownership threshold required for stockholders to obtain proxy access (5% versus 3%) and the fraction of the Board such stockholders would be permitted to nominate (one fifth versus one quarter).

The Company therefore requests that the Staff concur that the Proposal may properly be excluded from the 2015 Proxy Materials because, under Rule 14a-8(i)(9), it conflicts with a proposal to be submitted by the Company in the 2015 Proxy Materials.

V. Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2015 Proxy Materials pursuant to Rule 14a-8(i)(9).

If you have any questions, or if the Staff is unable to concur with the Company's conclusions without additional information or discussions, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please do not hesitate to contact the undersigned, Andrew R. Brownstein, at (212) 403-1233 or ARBrownstein@wlrk.com or Gregory E. Ostling at (212) 403-1364 or GEOstling@wlrk.com.

Very truly yours,



Andrew R. Brownstein

cc: Michael Garland (Office of the Comptroller of the City of New York)
Janet Langford Kelly (ConocoPhillips)

Exhibit A

[See attached.]



CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
SCOTT M. STRINGER

Michael Garland
ASSISTANT COMPTROLLER
ENVIRONMENTAL, SOCIAL AND GOVERNANCE

MUNICIPAL BUILDING
ONE CENTRE STREET, ROOM 629
NEW YORK, N.Y. 10007-2341
TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV

Stephen Elison
10/27/14

October 22, 2014

Ms. Janet L. Kelly
Senior Vice President
ConocoPhillips
P. O. Box 4783
Houston, TX 77210

Dear Ms. Kelly:

I write to you on behalf of the Comptroller of the City of New York, Scott M. Stringer. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the Company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the Company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the Company's proxy statement.

Letters from The Bank of New York Mellon Corporation and State Street Bank and Trust Company certifying the Systems' ownership, for over a year, of shares of ConocoPhillips common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

We would be happy to discuss the proposal with you. Should the Board of Directors decide to endorse its provision as corporate policy, we will withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2517.

Sincerely,

Michael Garland

Enclosure

RESOLVED: Shareholders of ConocoPhillips (the "Company") ask the board of directors (the "Board") to adopt, and present for shareholder approval, a "proxy access" bylaw. Such a bylaw shall require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or group (the "Nominator") that meets the criteria established below. The Company shall allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials shall not exceed one quarter of the directors then serving. This bylaw, which shall supplement existing rights under Company bylaws, should provide that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock continuously for at least three years before submitting the nomination;
b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission rules about (i) the nominee, including consent to being named in the proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and
c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (c) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board shall adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority to be given to multiple nominations exceeding the one-quarter limit.

SUPPORTING STATEMENT

We believe proxy access is a fundamental shareholder right that will make directors more accountable and contribute to increased shareholder value. The CFA Institute's 2014 assessment of pertinent academic studies and the use of proxy access in other markets similarly concluded that proxy access:

- Would "benefit both the markets and corporate boardrooms, with little cost or disruption."

- Has the potential to raise overall US market capitalization by up to $140.3 billion if adopted market-wide. (http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1)

The proposed bylaw terms enjoy strong investor support – votes for similar shareholder proposals averaged 55% from 2012 through September 2014 – and similar bylaws have been adopted by companies of various sizes across industries, including Chesapeake Energy,

Hewlett-Packard, Western Union and Verizon.

We urge shareholders to vote FOR this proposal.



BNY MELLON

BNY Mellon Asset Servicing

October 22, 2014

To Whom It May Concern

Re: ConocoPhillips **Cusip #: 20825C104**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 22, 2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Employees' Retirement System shares.

The New York City Employees' Retirement System 1,068,533 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286



BNY MELLON

BNY Mellon Asset Servicing

October 22, 2014

To Whom It May Concern

Re: ConocoPhillips **Cusip #: 20825C104**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 22, 2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System 1,156,643 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President



BNY MELLON

BNY Mellon Asset Servicing

October 22, 2014

To Whom It May Concern

Re: ConocoPhillips **Cusip #: 20825C104**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 22, 2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Police Pension Fund.

The New York City Police Pension Fund 263,583 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President



BNY MELLON

BNY Mellon Asset Servicing

October 22, 2014

To Whom It May Concern

Re: ConocoPhillips **Cusip #: 20825C104**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 22,2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund 65,662 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286



BNY MELLON

BNY Mellon Asset Servicing

October 22, 2014

To Whom It May Concern

Re: ConocoPhillips **Cusip #: 20825C104**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 22, 2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 5,250 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169
Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

October 22, 2014

Re: New York City Employee's Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Employee's Retirement System, the below position from November 1, 2013 through today as noted below:

Security: CONOCOPHILLIPS

Cusip: 20825C104

Shares: 1,016,360

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169
Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

October 22, 2014

Re: New York City Teachers' Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Teachers' Retirement System, the below position from November 1, 2013 through today as noted below:

Security: CONOCOPHILLIPS

Cusip: 20825C104

Shares: 1,069,066

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169
Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

October 22, 2014

Re: New York City Police Pension Fund

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Police Pension Fund, the below position from November 1, 2013 through today as noted below:

Security: CONOCOPHILLIPS

Cusip: 20825C104

Shares: 257,017

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169
Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

October 22, 2014

Re: New York City Fire Department Pension Fund

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Fire Department Pension Fund, the below position from November 1, 2013 through today as noted below:

Security: CONOCOPHILLIPS

Cusip: 20825C104

Shares: 59,762

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President


STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169

Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

October 22, 2014

Re: New York City Board of Education Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Board of Education Retirement System, the below position from November 1, 2013 through today as noted below:

Security: CONOCOPHILLIPS

Cusip: 20825C104

Shares: 5,250

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President